Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:

    Claude Resources Inc. 2005 Oil & Gas Disclosure Documents

    SASKATOON, SK, March 30 /CNW Telbec/ - Claude Resources Inc. ("Claude")
has included the disclosure and reports relating to oil and gas reserves data and activities required pursuant to National Instrument 51-101 - Standards of
Disclosure for Oil and Gas Activities in its Annual Information Form ("AIF"),
audited financial statements and related Management's Discussion and Analysis for the year ended December 31, 2005, as filed with Canadian securities regulatory authorities on the System for Electronic Document Analysis and
Retrieval ("SEDAR"). Copies of the AIF, audited financial statements and related Management's Discussion and Analysis for the year's ended December 31,
2005 may be accessed electronically on SEDAR at www.sedar.com.

    Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange
(AMEX-CGR). Claude is a gold mining and exploration company with producing oil and gas assets. Since 1991, Claude has produced nearly 700,000 ounces of gold from its Seabee mine in northeastern Saskatchewan and is an active gold explorer with properties in Saskatchewan and Manitoba. Claude also owns the
Madsen property in the Red Lake camp of northwestern Ontario, currently under option to Placer Dome Inc.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Neil McMillan, President & CEO,
(306) 668-7505; Renmark Financial Communications Inc.: Neil Murray-Lyon:
nmurraylyon(at)renmarkfinancial.com; Edith English:
eenglish(at)renmarkfinancial.com, (514) 939-3989; www.renmarkfinancial.com;
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on reports(at)cnw/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 13:19e 30-MAR-06